UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-14776
HEARST TELEVISION INC.

(Exact name of registrant as specified in its charter)
300 West 57th Street

New York, New York 10019

(212) 887-6800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock
Series A Common Stock, par value $0.01 per share
Debt Securities
Preferred Stock
Warrants
7.5% Debentures Due 2027
7% Senior Notes Due 2018
(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:

Common Stock:	1

Series A Common Stock, par value $0.01 per share:	0

Debt Securities:	0

Preferred Stock:	0

Warrants:	0

7.5% Debentures Due 2027:	14

7% Senior Notes Due 2018:	41

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Hearst Television Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HEARST TELEVISION INC.
	By:	/s/ Jonathan C. Mintzer
		Name:	Jonathan C. Mintzer
Date: August 5, 2009		Title:	Vice President, General Counsel & Secretary